August 11, 2011

VIA EDGAR

Mr. Dale Welcome

Mr. Kevin Stertzel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re.	:	Gushan Environmental Energy Limited
Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 20, 2011 File No. 1-33878

Gentlemen:

On behalf of Gushan Environmental Energy Limited, a company incorporated under the laws of the Cayman Islands (“Gushan” or the “Company”), we acknowledge receipt of the SEC Staff’s comment letter dated July 28, 2011 relating to Gushan’s annual report for the fiscal year ended December 31, 2010 filed on Form 20-F (the “Form 20-F”). For your convenience, we have reproduced the Staff’s comments below, followed by our corresponding response. Headings and accompanying page numbers in underlined bold typeface refer to the Form 20-F.

Consolidated Financial Statements, page F-1

General

1. We note your risk factors on page 26 regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including “parent only” financial information in accordance with Rule 5-04 of Regulation S-X.

Rule 5-04 specifies that the condensed financial information of the registrant (“Schedule I” ) prescribed by Rule 12-04 shall be filed when the restricted net assets, as defined under Rule 4-08(e)(3), of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

As of December 31, 2010, the restricted net assets of our consolidated subsidiaries included the following:-

Nature of restricted assets	Reference in Form 20-F	Amount of restricted net assets	Registrant’s proportionate share
Statutory reserves	Note 11 to the Notes to Consolidated Financial Statements on page F-24	RMB71,910,000	RMB68,136,000(1) x 100% + RMB3,774,000 (2) x 67% = RMB70,664,580
Pledged assets under various bank loans	Note 9 to the Notes to Consolidated Financial Statements on page F-23	RMB122,594,000	RMB122,594,000(2) x 67% = RMB82,137,980
Total			RMB152,802,560

(1)	Attributable to the Company’s wholly-owned subsidiaries.
(2)	Attributable to Mianyang Jin Xin Copper Limited, a 67%-owned subsidiary as of December 31, 2010

The Company’s total proportionate share of the restricted net assets of consolidated subsidiaries was RMB152,802,560, representing approximately 15.5% of the Company’s consolidated net assets of RMB985,148,000 (which are attributable to the Company as of December 31, 2010). Since the Company’s proportionate share of restricted net assets of consolidated subsidiaries is less than 25% of its consolidated net assets, the Company believes that Schedule I is not required to be filed under Rule 5-04. The Company will file the additional financial information as required under Schedule I in future filings if and when its proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of its consolidated net assets.

Note 5. Property, Plant and Equipment, page F-18

2. We refer to your disclosure that you do not have property ownership certificates for certain of your buildings and note that this disclosure is substantially the same as provided in prior Exchange Act reports. Please tell us, and disclose in future filings, whether you believe it is remote, reasonably possible or probable that you will not obtain building ownership and land use certificates. Please also tell us and disclose when you expect the relevant PRC government authority to provide such certificates.

The Company’s buildings without building ownership certificates as of December 31, 2010 consisted of the following:-

Subsidiary owning the buildings	Net book value of the buildings (corresponding to net book value disclosed on page F-18 of the Form 20-F)	Expected probability of not obtaining building ownership certificates	Expected timing to obtain building ownership certificates
Fujian Gushan	RMB661,000	Probable	This is a small engine room measuring 319 sq.m., representing approximately 4.4% of Fujian Gushan’s total floor area. The Company seeks to amend the existing building ownership certificate for Fujian Gushan with the relevant authority to cover this engine room. The Company does not believe that the consequences of failure to amend the building ownership certificate to cover the engine room, including imposition of any fines or penalties, would be material to its operations at Fujian Gushan.

Beijing Gushan	RMB9,524,000	Remote	The Company expects to obtain the building ownership certificate within 24 months from the date of this letter. The Company is in the process of applying for the relevant land use right certificate, which is a pre-requisite to applying for the building ownership certificate.

Shanghai Gushan	RMB14,651,000	Remote	The Company expects to obtain the building ownership certificate within 18 months from the date of this letter. The Company is in the process of applying for the fire-prevention certificate which is a pre-requisite document for the application of the building ownership certificate.

Hunan Gushan	RMB3,045,000	Remote	The building ownership certificate was issued to the Company in March 2011.

Jin Xin (Sichuan Province)	RMB19,794,000	Remote	The Company expects to obtain the building ownership certificate within 18 months from the date of this letter. The Company has applied to the relevant authority and is awaiting the on-site verification by the relevant authority before the issuance of such certificate.

In addition to the buildings listed above, as of the date hereof, we are in the process of obtaining the building ownership certificate for certain of the buildings at our new Sichuan Gushan plant following the relocation of its property, plants and equipment in December 2010. The probability of not obtaining the building ownership certificates at Sichuan Gushan is remote and we expect to obtain the same within 18 months from the date of this letter.

The Company will disclose in future filings information as to the probability and the expected timing of obtaining the outstanding property ownership certificates detailed above.

In connection with Gushan’s responses hereto and the Form 20-F, we acknowledge that:

•	Gushan is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Gushan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolving the Staff’s comments as expeditiously as possible. If you have any further questions, please feel free to contact me at (852) 2587-7232, or Matthew Sheridan, of Sidley Austin, at (65) 6230–3928 or msheridan@sidley.com.

Very truly yours,

By:	/s/ Frank Ngai Chi Chan
Frank Ngai Chi Chan Chief Financial Officer

Encl.

cc:	G. Matthew Sheridan

Sidley Austin

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